Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 17

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

•	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);

•	up to 8,850,458 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and

•	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

•	1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

•	4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;

•	65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;

•	1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);

•	38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);

•	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and

•	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On October 26, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $0.5602 and $0.12, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

As previously disclosed, on October 17, 2023, MariaDB plc, an Irish public limited corporation (the “Company”), notified the New York Stock Exchange (“NYSE”) that the Company is deficient in meeting the requirement under Section 303A.07(a) of the NYSE’s Listed Company Manual (the “Manual”), which requires NYSE audit committees to be comprised of at least three independent directors. On October 20, 2023, the Company further notified the NYSE that it was deficient with respect to Section 303A.01 of the Manual.

On October 23, 2023, the Company received written notice (the “Notice”) from the NYSE that the Company was not in compliance with the corporate governance listing standards set forth in Section 303A.01 and 303A.07(a) of the Manual because the Company does not have a majority of independent directors and does not have three independent members on the audit committee. If the Company does not cure the deficiencies by October 30, 2023, a below compliance (“BC”) indicator will be disseminated over the consolidated tape and displayed on the Company’s NYSE profile starting November 1, 2023. Such indicator and website references will be removed when the Company regains compliance with all NYSE quantitative and corporate governance listing standards. The Company is currently considering its next steps regarding compliance.

As previously disclosed in the Company’s Current Report on Form 8-K filed on September 22, 2023, the Company received written notice from the NYSE on September 19, 2023 that it was not in compliance with Section 802.01B of the Manual because the average global market capitalization of the Company over a consecutive 30 trading-day period was less than $50 million and, at the same time, the Company’s last reported stockholders’ equity was less than $50 million. In connection with the September notice, the Company intends to submit a plan to return to compliance with the NYSE continued listing standard with respect to the deficiency under Section 802.01B within 45 days of the September notice. As previously disclosed in the Company’s Current Report on Form 8-K filed on June 30, 2023, the Company also received written notice from the NYSE on June 28, 2023 that it was not in compliance with Section 802.01C of the Manual because the average closing price of the Company’s ordinary shares was less than $1.00 over a consecutive 30 trading-day period. In connection with the June notice, the Company notified the NYSE that it intends to cure the stock price deficiency and to return to compliance with the NYSE continued listing standard with respect to the deficiency under Section 802.01C. The Company is currently within the six-month cure period for this deficiency following receipt of the June notice.

Item 8.01.	Other Events.

Proposals and Director Nominations for the 2024 Annual Meeting of Members

The Company is expected to hold its 2024 annual meeting of members (the “2024 Annual Meeting”) on March 12, 2024. Further details about the 2024 Annual Meeting, including the time and location, will be set forth in the Company’s proxy statement when filed.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, shareholders of the Company may present proposals for inclusion in the Company’s proxy statement for the 2024 Annual Meeting by submitting their proposals to the Company a reasonable time before it begins to print and send its proxy materials. MariaDB has set November 10, 2023 as the deadline for receipt of shareholder proposals for inclusion in the Company’s proxy statement pursuant to Rule 14a-8.

For any director nominations and shareholder proposals to be properly brought before the 2024 Annual Meeting, shareholders must deliver to the Company Secretary their nominations and proposals pursuant to the Amended Memorandum and Articles of Association of MariaDB (the “Amended Memorandum and Articles of Association”). To be timely, notice by a shareholder of any such nomination or proposal must have been provided not earlier than the open of business on December 13, 2023 and not later than the close of business on January 12, 2024 and must otherwise comply with the applicable requirements in the Amended Memorandum and Articles of Association.

All proposals by shareholders and notices of nominations and other general business should be sent to: MariaDB, 699 Veterans Blvd, Redwood City, CA 94063, Attention: Company Secretary.

Forward-Looking Statements

Certain statements in this periodic report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words indicating future events and actions, such as “will,” “intend,” “plan,” and “may,” and variations of such words, and similar expressions and future-looking language identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements in this periodic report include statements regarding our continued listing of securities on the NYSE and related actions and events. Forward-looking statements are not guarantees of future events and actions, which may vary materially from those expressed or implied in such statements. Differences may result from, among other things, actions taken by the Company or its management or board or third parties (including the NYSE), including those beyond the Company’s control. Such differences and uncertainties and related risks include, but are not limited to, the possibility that our securities may be suspended or delisted from the NYSE, the possibility that the Company may not file a plan with the NYSE that is acceptable, even if the NYSE accepts the Company’s plan there may be negative effects due to actions taken pursuant to the plan on the market price of Company securities and the Company in general, and there may potentially be significant related costs to structuring and implementing the plan. The foregoing list of differences and risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect the continued listing of Company securities on NYSE and related actions and events, please review “Risk Factors” described in the Company’s filings and records filed with the United States Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARIADB PLC
Dated: October 27, 2023
	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer